

January 4, 2023

Paul Oldham
Chief Financial Officer
Advanced Energy Industries, Inc.
1595 Wynkoop Street, Suite 800
Denver, Colorado 80202

> **Re: Advanced Energy Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 16, 2022**
> **File No. 000-26966**

Dear Paul Oldham:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing